UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

RADCOM LTD.

(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share

(Title of Class of Securities)

M81865111

(CUSIP Number)

May 18, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81865111	Schedule 13G	Page 2 of 8

1.	NAME OF REPORTING PERSON Value Base Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 777,747 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 777,747 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,747 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(*) This figure is as of May 19, 2023. On May 18, 2023, when the obligation to file this Schedule 13G arose, this figure was 753,747. The beneficial ownership of the securities reported herein as of May 19, 2023 is described in Item 4(a).

(**) Based on the Annual Report on Form 20-F filed by the Issuer on March 30, 2023, which reflects 14,986,532 ordinary shares outstanding as of March 23, 2023. This figure was 5.03% on May 18, 2023.

CUSIP No. M81865111	Schedule 13G	Page 3 of 8

1.	NAME OF REPORTING PERSON Victor Shamrich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 777,747 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 777,747 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,747 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(*) This figure is as of May 19, 2023. On May 18, 2023, when the obligation to file this Schedule 13G arose, this figure was 753,747. The beneficial ownership of the securities reported herein as of May 19, 2023 is described in Item 4(a).

(**) Based on the Annual Report on Form 20-F filed by the Issuer on March 30, 2023, which reflects 14,986,532 ordinary shares outstanding as of March 23, 2023. This figure was 5.03% on May 18, 2023.

CUSIP No. M81865111	Schedule 13G	Page 4 of 8

1.	NAME OF REPORTING PERSON Ido Nouberger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 777,747 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 777,747 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,747 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(*) This figure is as of May 19, 2023. On May 18, 2023, when the obligation to file this Schedule 13G arose, this figure was 753,747. The beneficial ownership of the securities reported herein as of May 19, 2023 is described in Item 4(a).

(**) Based on the Annual Report on Form 20-F filed by the Issuer on March 30, 2023, which reflects 14,986,532 ordinary shares outstanding as of March 23, 2023. This figure was 5.03% on May 18, 2023.

Item 1.

(a)	Name of Issuer Radcom Ltd.

(b)	Address of Issuer’s Principal Executive Offices 24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel

Item 2.

(a)
Name of Person Filing
This statement is filed on behalf of each of the following, which will be referred to hereinafter, individually as a “Reporting Person” and collectively as the “Reporting Persons”:
-          Value Base Ltd.
-          Victor Shamrich
-          Ido Nouberger

(b)	Address of the Principal Business Office of each of the Reporting Persons is: 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(c)	Citizenship/Place of Organization Each Reporting Person is a citizen of or organized under the laws of the State of Israel.

(d)	Title of Class of Securities Ordinary Shares, NIS 0.20 par value per share
(e)	CUSIP Number M81865111

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4.  Ownership.

The ownership information presented below is as of May 19, 2023 and represents beneficial ownership of ordinary shares of the Issuer based on the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 30, 2023, which reflects 14,986,532 ordinary shares outstanding as of March 23, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Value Base Ltd.	777,747	5.19%	0	777,747	0	777,747
Victor Shamrich	777,747	5.19%	0	777,747	0	777,747
Ido Nouberger	777,747	5.19%	0	777,747	0	777,747

The securities reported herein are beneficially owned as follows: (i) 338,724 owned directly by Value Base Ltd., an Israeli company which is controlled by Messrs Victor Shamrich and Ido Nouberger and wholly owns Value Base Hedge Fund Ltd., an Israeli company and the general partner of Harmony Base L.P., and (ii) 439,023 owned directly by Harmony Base L.P., an Israeli limited partnership.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2023

/s/ Ido Nouberger	/s/ Victor Shamrich
Value Base Ltd.

By: Ido Nouberger	Victor Shamrich
Title: CEO	Chairman

/s/ Victor Shamrich
Victor Shamrich

/s/ Ido Nouberger
Ido Nouberger

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons